File No. 70-10066

                United States Securities and Exchange Commission
                             Washington, D.C. 20549
                    ----------------------------------------
                        Pre-Effective Amendment No. 1 to
                                    Form U-1
                                   Declaration
                                    Under the
                   Public Utility Holding Company Act of 1935
                    ----------------------------------------

                             National Grid Group plc
                               15 Marylebone Road
                                  London NWI5JD
                                 United Kingdom

                     (Name of company filing this statement
                   and address of principal executive offices)
                    ----------------------------------------

                             National Grid Group plc
                    (Name of top registered holding company)
                    ----------------------------------------

                                Kirk L. Ramsauer
                             Deputy General Counsel
                                National Grid USA
                                25 Research Drive
                        Westborough, Massachusetts 01582
                            Telephone: (508) 389-2972
                            Facsimile: (508) 389-3518

                     (Name and address of agent for service)

The Commission is also requested to send copies of any communication in connection with this matter to:

                               Markian M.W. Melnyk
                                 Thomas B. Reems
                     LeBoeuf, Lamb, Greene & MacRae, L.L.P.
                           1875 Connecticut Ave., N.W.
                              Washington, DC 20009
                            Telephone: (202) 986-8000
                            Facsimile: (202) 986-8102

     National Grid Group plc ("National Grid") hereby submits this Pre-Effective Amendment No. 1 to its declaration on Form U-1. This amendment amends and replaces in its entirety, with the exception of previous filed exhibits, the previous filing in this file. National Grid requests that the Securities and Exchange Commission ("Commission") permit it to become effective pursuant to the Public Utility Holding Company Act of 1935, as amended, ("1935 Act" or "Act") and the rules thereunder.

Item 1. Description of the Proposed Transaction

A.   The Parties to the Transaction

1.   National Grid Group plc

     National Grid Group plc is a registered holding company under the 1935 Act. In the United States, through its indirect subsidiary National Grid USA, National Grid holds the voting securities of public utilities engaged in electric distribution to residential, commercial, and industrial customers in New England and electric and gas distribution in New York. National Grid USA also directly and indirectly holds the voting securities of non-utility companies engaged in businesses such as the construction and leasing of fiber optic telecommunications systems and the provision of consulting services to nonaffiliated utilities in the area of electric utility restructuring and customer choice. National Grid's indirect subsidiary, National Grid Holdings Limited, is a foreign utility company.

     National Grid's ordinary shares are listed on the London Stock Exchange and its American Depositary Receipts ("ADRs") are listed on the New York Stock Exchange./1 As of April 19, 2002 there were 1,776,636,707 ordinary shares and one special share outstanding./2

2.   Lattice Group plc

     Lattice Group plc ("Lattice") is incorporated in England and Wales and is one of the three successor companies to what was formerly British Gas plc./3

----------------
1 National Grid has a small number of American Depositary Shares ("ADSs") in the U.S. which trade as ADRs and are principally held by U.S. institutions. ADSs, in the aggregate, account for less than 1% of National Grid's publicly issued shares.

2 The special share is a non-voting share owned by the U.K. government.
The special share, also referred to as the golden share, is a means for the government to assure the continued independence of National Grid as a provider of transmission services.

3 In February 1997, the shareholders of British Gas plc approved the spin off of Centrica plc, a supplier of gas and electricity to residential, industrial and commercial customers throughout Great Britain. British Gas plc was renamed BG plc. In December 1999 BG plc completed a financial restructuring which resulted in the creation of a new parent company, BG Group plc. On October 23, 2000 BG Group plc completed the spin off of Lattice Group plc creating two separate companies. BG Group plc continues to be engaged in gas and oil exploration and production, the development and operation of infrastructure for the manufacture, export, shipping and import of liquefied natural gas, gas transmission and distribution, and power generation.

Lattice's ordinary shares are listed on the London Stock Exchange. As of April 19, 2002 there were 3,528,149,704 ordinary shares and one special share outstanding.


     For administrative and regulatory purposes Lattice is subdivided into two subsidiary holding groups: Transco Holdings plc and Lattice Group Holdings Ltd. Transco plc ("Transco"), Transco Holdings plc's principal subsidiary, is the owner, operator and developer of the majority of Great Britain's gas transportation and distribution system. The gas transportation and distribution business in the U.K. is highly regulated and subject to price regulation by the U.K. Office of Gas and Electricity Markets. Transco is ring-fenced for regulatory purposes from the remainder of the Lattice group. The ring-fence is designed to ensure the financial, organizational and managerial independence of Transco, as a regulatory entity. Lattice Group Holdings Ltd. has two main business areas (a) Telecoms and (b) Lattice Enterprises.

     (a). The Telecoms division principally consists of SST which acquires, builds, leases and manages sites for base stations and radio masts for U.K. telecom operators in support of wireless networks in the U.K., and 186k, a U.K. based telecommunications network operator that provides wholesale connectivity services and Internet Protocol ("IP") services./4

     (b). Lattice Enterprises consists of a portfolio of businesses which principally provide expert services for infrastructure networks, or address new markets based on the innovative application of Lattice's core capabilities.

     Lattice will certify as a foreign utility company prior to consummation of the merger.

B.   The Proposed Transaction

     On April 22, 2002, National Grid and Lattice agreed to the terms of a merger of equals. This declaration seeks approvals relating to the solicitation of proxies from National Grid shareholders in connection with the merger. On June 7, 2002, in File 70-10067, National Grid submitted a separate application/declaration seeking authority to finance the proposed merger.

     The terms of the merger are based on the recent relative equity market capitalization values of the two companies. The merger is intended to be implemented by way of a Scheme of Arrangement ("Scheme"), pursuant to Section 425 of the Companies Act 1985 (U.K.). Under the Scheme, conditional

----------------
4 The strategic options for 186k are being reviewed with a view to resolving the future of the business over this fiscal year, which may include full or partial sale.

on the merger becoming effective, Lattice's current issued ordinary share capital will be cancelled and reissued to National Grid or another wholly owned subsidiary of National Grid. National Grid will therefore become the listed holding company of the merged group and retain its listings on the London and New York stock exchanges. Further, National Grid will change its name to National Grid Transco plc ("Grid Transco") and issue new Grid Transco shares to Lattice shareholders on the basis of 0.375 new Grid Transco shares for each Lattice share held at the relevant record date./5 The special share in Lattice will be cancelled.

         Upon completion of the merger, former National Grid shareholders will hold approximately 57.3 per cent and former Lattice shareholders will hold approximately 42.7 per cent of the issued share capital of Grid Transco. The holdings and rights of holders of existing National Grid shares and of National Grid ADSs will not be affected by the merger. However, following the issuance of the new shares, their holdings as a percentage of issued share capital will decrease. Grid Transco will have a combined market capitalization of approximately $21.4 billion (based on the London Stock Exchange closing market prices for the two companies as of April 19, 2002)./6

     To implement the Scheme, Lattice will make an application to the High Court of Justice of England and Wales (the "High Court") for the High Court to summon a shareholders' meeting. After the High Court grants Lattice's application and orders the shareholders' meeting, Lattice's shareholders will vote on the Scheme at two meetings which will be held on the same day at a single location. The first meeting, (the "Court Meeting") is ordered by the High Court. For the Scheme to be effective, the Scheme must receive at the Court Meeting the affirmative vote of a simple majority in number of those Lattice shareholders present and voting (either in person or by proxy) representing not less than 75% of the value of Lattice shares held by such Lattice shareholders who vote at the meeting. At the second meeting, an Extraordinary General Meeting of Lattice, the shareholders must pass a special resolution approving the implementation of the Scheme. To pass this resolution, not less than 75% of the votes cast by Lattice shareholders must be in favor of the resolution.

----------------
5 Fractional entitlements to Grid Transco shares will not be issued to Lattice shareholders but will be aggregated and sold for the benefit of the relevant Lattice shareholder.

6 The calculation of the total market capitalization as of April 19, 2002, is shown below:

   -------------------- ------------------- ------------------- ------------------------------------------
     As of April 19,    Closing Price Per   Shares Outstanding            Market Capitalization
          2002            Share (pence)
   -------------------- ------------------- ------------------- ------------------------------------------
   (pound)1=$1.44712                                                     (pound)                     $
   -------------------- ------------------- ------------------- --------------------- --------------------
   National Grid                    490.00       1,776,636,707         8,705,519,864       12,597,931,906
   -------------------- ------------------- ------------------- --------------------- --------------------
   Lattice                          172.75       3,528,149,704         6,094,878,613        8,820,020,739
   -------------------- ------------------- ------------------- --------------------- --------------------
   Total                                                              14,800,398,477       21,417,952,645
   -------------------- ------------------- ------------------- --------------------- --------------------

     After Lattice's shareholders have approved the Scheme, there will be a further later hearing before the High Court to sanction the Scheme. All Lattice shareholders are eligible to attend this hearing and express their views on the Scheme. The Scheme is effective once the High Court order sanctioning the Scheme has been delivered by Lattice to the Registrar of Companies in England and Wales, and such Court order has been registered by the Register of Companies. The High Court will sanction the Scheme once it is satisfied that the conditions to the Scheme have been satisfied. Once the Scheme becomes effective, its terms will be binding on all Lattice shareholders whether or not they voted in favor of the Scheme.

     The merger, as implemented through the Scheme, will require approval by an ordinary resolution of National Grid shareholders to be proposed at the National Grid Extraordinary General Meeting, which is scheduled to take place on July 23, 2002. Ordinary resolutions are passed if more than fifty percent of the votes cast are in favor. Special resolutions to change the name of National Grid and to alter its articles of association/7 will also be proposed at the Extraordinary General Meeting. Special resolutions are passed if not less than 75% of the votes cast are in favor of the resolution. These and the other resolutions to be proposed at the meeting are further described in Item C.

     The merger is subject to a number of conditions, including regulatory consents and approvals in the U.K. and the authorization of the financing of the merger by the Commission as requested in File 70-10067, and the approval of the shareholders of both National Grid and Lattice. The merger is subject to the condition that the U.K. Office of Fair Trading indicating in terms satisfactory to both National Grid and Lattice acting reasonably, that it is not the intention of the Secretary of State for Trade and Industry/8 to refer the merger or any matter arising therefrom or related thereto to the U.K. Competition Commission. In addition, the merger is subject to the condition that the Director General of U.K. Office of Gas and Electricity Markets and the Secretary of State for Trade and Industry each indicating that they will not seek modifications to any licenses held by National Grid or Lattice or their subsidiaries under the Electricity Act 1989 or the Gas Act 1986 and subsequent legislation, including the Utilities Act 2000 except, in each case, on terms acceptable to both National Grid and Lattice acting reasonably; that they will not seek undertakings or assurances from members of the National Grid or Lattice groups except, in each case, on terms acceptable to National Grid and Lattice acting reasonably; and that in connection with the merger, they will give such consents and/or directions (if any) and/or seek

----------------
7 To implement the merger, the articles of association of National Grid will need to be amended to change the rights of the Secretary of State, principally to reflect National Grid's ownership of Transco.

8 The Secretary of State for Trade and Industry is the special shareholder of Lattice and National Grid.

or agree to such modifications (if any) as are, in the reasonable opinion of National Grid or Lattice, necessary in connection with such licenses.

C.   Proxy Solicitations

     National Grid must distribute proxy materials to its shareholders in advance of the meeting. National Grid will directly distribute three documents to its shareholders: (1) a Circular, which is similar to a proxy statement under U.S. securities law; (2) proxy cards; and (3) two letters to shareholders addressing likely questions. In addition, National Grid will prepare a document titled, "Listing Particulars," which is similar to a U.S. registration statement. The Listing Particulars will not be distributed automatically to shareholders, but will be available free of charge through a number of channels as described in the Circular. All of these documents are attached to this declaration as exhibits.

     At the shareholder meeting, the shareholders will be asked to approve:

     (1) an ordinary resolution to approve the merger, increase the authorized share capital of National Grid and authorize the directors to allot the maximum number of shares in the capital of National Grid that could be required to be allotted under the Scheme;

     (2) a special resolution to change National Grid's name to National Grid Transco plc;

     (3) a special resolution to adopt the National Grid Transco articles;

     (4) an ordinary resolution to authorize the National Grid directors to allot shares generally;

     (5) a special resolution to authorize the National Grid directors to allot shares for cash, otherwise than on a pre-emptive basis;

     (6) a special resolution to authorize the National Grid directors to make market purchases of National Grid Transco shares; and

     (7) an ordinary resolution to approve the National Grid Transco Performance Share Plan 2002.

As mentioned earlier, ordinary resolutions are passed if more than fifty percent of the votes cast are in favor. Special resolutions are passed if not less than 75 percent of the votes cast are in favor of the resolution.

D.   Rule 54

     Pursuant to Rule 54, in "determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator or a foreign utility company, or other transactions by such registered holding company or its subsidiaries other than with respect to exempt wholesale generators or foreign utility companies, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an exempt wholesale generator or a foreign utility company upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. National Grid currently meets all of the conditions of Rule 53(a), except for clauses (1) and (2)./9 Due to the level of National Grid's aggregate investment in foreign utility companies ("FUCOs") and the lack of U.S. GAAP books and records for its FUCO investments, National Grid cannot comply with Rule 53(a) and consequently the Commission may consider the effect of the capitalization or earnings of any subsidiary which is a foreign utility company in connection with the authorization requested herein.

     National Grid's aggregate investment, as defined in Rule 53(a), in FUCOs as of September 30, 2001 was $3,092 million./10 National Grid has not invested in exempt wholesale generators. As of September 30, 2001, National Grid's consolidated retained earnings calculated in accordance with U.S. GAAP was $3,549 million. Consequently, National Grid's aggregate investment in FUCOs as a percentage of its consolidated retained earnings was 88% as of September 30, 2001. In Holding Co. Act Release No. 27490 (Jan. 16, 2002) (the "January Order") National Grid was authorized to issue and sell securities for the purpose of financing investments in FUCOs in an amount up to $5.406 billion. Prior to issuance of the January Order, National Grid was authorized to invest up to $4.406 billion in FUCOs. National Grid Group plc, Holding Co. Act Release No. 27154 (March 15, 2000) ("March Order"). In File No. 70-10067, the
application/declaration related to the proposed merger with Lattice, National Grid has requested authorization to increase its authorized FUCO investment amount. In File 70-9849, the application corresponding to the January Order, National Grid represented that during the authorization period defined in the January Order, any long-term debt or preferred stock issued by National Grid in a public offering will, when issued, be rated investment grade by a nationally recognized

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9 As the Commission noted in The National Grid Group plc, Holding Co. Act
Release No. 27154 (March 15, 2000), National Grid has preexisting foreign operations and cannot at this time commit to maintain the books and records of these interests in conformity with U.S. GAAP. National Grid will, however, comply fully with the substantive provisions of Rule 53.

10 Aggregate investment is defined in Rule 53 under the Act to include all amounts invested, or committed to be invested, in EWGs and FUCOs, for which there is recourse, directly or indirectly to National Grid. This limit is applied on a net basis and to the extent National Grid's previous investments or guarantees have been repaid or have expired, those investments are netted from the total aggregate investment.

statistical rating organization. National Grid has not proposed to modify that representation in this declaration or in File No. 70-10067.

     The lack of any adverse effect associated with National Grid's current financing plan was fully demonstrated in National Grid's Application in File No. 70-9591 and confirmed by the Commission in the January Order. At March 31, 2000, shortly after the issuance of the March Order, National Grid's capitalization consisted of approximately 38% equity and 62% debt. A year later, the ratios were 41% equity and 59% debt. As of September 30, 2001, the most recent reported period at the time of the January Order, National Grid's pro-forma consolidated capitalization consisted of approximately 40.9% equity and 59.1% debt, preferred stock and minority interests. The capital structure of National Grid for previous reported periods (in U.S. GAAP) was:

------------------------- ---------------------- ---------------------- --------------------
     National Grid           March 31, 2000         March 31, 2001      September 30, 2001
         as at:
------------------------- ---------------------- ---------------------- --------------------
                           ($ mm)       (%)        ($ mm)       (%)      ($ mm)      (%)
------------------------- ---------- ----------- ----------- ---------- ---------- ---------
Debt, preferred stock         6,120        62.0       5,955        59%      5,936     59.1%
and minority interests
------------------------- ---------- ----------- ----------- ---------- ---------- ---------
Common stock equity           3,753        38.0       4,146        41%      4,106     40.9%
------------------------- ---------- ----------- ----------- ---------- ---------- ---------
Total                         9,874        100%      10,101       100%     10,042      100%
------------------------- ---------- ----------- ----------- ---------- ---------- ---------

Since the January Order was issued in the very recent past and National Grid is operating within its limits, National Grid's FUCO investments are complying with Rule 53. National Grid will discuss its request for increased FUCO financing authorization in greater detail in the separate application/declaration related to the proposed acquisition.

     The authority sought herein to solicit proxies from National Grid's shareholders will have no direct effect upon National Grid's investment in foreign utility companies. The solicitation of proxies also is not a financing transaction. The Commission will have an opportunity to evaluate National Grid's request for financing authority related to proposed merger in National Grid's related application/declaration. Accordingly, the Commission should grant the authority requested in this declaration.

Item 2. Fees, Commissions and Expenses

     In the preparation and distribution of the proxy material, National Grid will incur ordinary expenditures customary for this type of activity. These expenditures include fees paid to its bankers, accountants, lawyers, printers and other consultants. National Grid estimates that the fees and expenses payable in connection with the proposed solicitation will be as follows:

         Internal                   $219,000
         Sponsors (Rothschild)      $109,500
         U.S. counsel               $120,000
         U.K. counsel               $876,000
         Printers                   $7,300
         Reporting Accountants      $478,000
         Registrars                 $131,400
         Depositary                 $14,600
         Printers                   $584,000
                                    --------

         Total                    $2,539,800

Item 3. Applicable Statutory Provisions

     Section 12(e) of the 1935 Act provides that any solicitation of any proxy regarding any security of a registered holding company shall be unlawful if made in contravention of such rules as may be promulgated by the Commission. The financial transactions related to the proposed merger are subject to the Commission's jurisdiction under the 1935 Act. Accordingly, this declaration is being filed pursuant to Rule 62, which provides, generally that no solicitation shall be made regarding transactions subject to the Commission's jurisdiction under the 1935 Act, except pursuant to a declaration with respect to such solicitation which has become effective. Rule 54 is also applicable.

Item 4. Regulatory Approval

     The UK securities regulator, the UK Listing Authority ("UKLA"), will review the disclosure in the Circular and the Listing Particulars. No U.S. state regulatory authority and no Federal regulatory authority, other than the Commission, has jurisdiction over the proposed proxy solicitation.

Item 5. Procedure

     The proxy solicitation materials are being simultaneously reviewed by the UKLA and National Grid requests that the Commission complete its review on a schedule that meshes with the UKLA's schedule. Specifically, National Grid requests that the Commission issue and publish by June 11, 2002 a notice with respect to the filing of this declaration permitting this declaration to become effective.

     As mentioned above UKLA must approve National Grid's proxy materials. In addition, the High Court of Justice ("High Court") must review Lattice's proxy materials as part of its approval of the scheme of arrangement through which the merger with Lattice will be accomplished./11 A significant portion of the information provided in Lattice's proxy materials is replicated in National Grid's proxy materials. Accordingly, after the High Court begins its review, it is important for National Grid and Lattice to not significantly alter the materials under review - Lattice submitted its circular to the High Court on June 6. It is also important to give equal deference to both the Commission and the UKLA and allow each regulator to concurrently review the proxy solicitation materials so that each regulator has an opportunity to review the proxy material in an inchoate state and neither regulator is required to re-open its review after it has finished.

     Accordingly, National Grid will submit two drafts of the proxy material to the Commission and requests that the Commission issue the appropriate notice after receipt of the second round of materials. The UKLA would approve the final proxy materials soon thereafter. National Grid will provide the Commission with a copy of the final versions along with its past-tense opinion of counsel letter and warrant that any changes made to the documents after National Grid provides the second version will be either: (1) in response to comments from the UKLA;
(2) mandated by applicable law; (3) non-material to National Grid's compliance with the 1935 Act; (4) typographical, stylistic or formatting changes; (5) updates of financial or narrative descriptive information or (6) variants of the proxy cards required for different types of holders.

     No recommended decision by a hearing officer or other responsible officer of the Commission is necessary or required in this matter. The Division of Investment Management of the Commission may assist in the preparation of the Commission's decision in this matter. There should not be a thirty-day waiting period between the issuance and the effective date of any order issued by the Commission in this matter, and it is respectfully requested that any such order be made effective immediately upon entry thereof.

Item 6. Exhibits and Financial Statements

Exhibit B-1(a) Draft Circular (to be filed separately in draft form under confidential treatment request pursuant to Rule 104(b)).

Exhibit B-1(b) Final Circular (to be filed by amendment).

Exhibit B-2(a) Draft Listing Particulars (to be filed separately in draft form under confidential treatment request pursuant to Rule 104(b)).

Exhibit B-2(b) Final Listing Particulars (to be filed by amendment).

----------------
11 The scheme of arrangement is described more fully in National Grid's proxy solicitation declaration.

Exhibit B-3(a) Draft proxy cards and answers to expected shareholder questions
               (to be filed separately in draft form under confidential treatment request pursuant to Rule 104(b)).

Exhibit B-3(b) Final proxy cards and answers to expected shareholder questions
               (to be filed by amendment).

Exhibit F-1    Opinion of Counsel - National Grid Group plc.

Exhibit F-2    Past Tense Opinion of Counsel (to be filed by amendment).

Exhibit I-1    Form of Notice.

Item 7. Environmental Effects

     The proposed proxy solicitation does not involve major Federal action having a significant effect on the human environment. No federal agency has prepared or is preparing an environmental impact statement with respect to the proposed proxy solicitation.

                                    SIGNATURE

     Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Applicant has duly caused this declaration to be signed on its behalf by the undersigned thereunto duly authorized.


Date:  June 12, 2002                By: /s/   Kirk L. Ramsauer
                                    Deputy General Counsel
                                    National Grid USA